EXHIBIT 21

LIST OF SUBSIDIARIES OF THE REGISTRANT

Company	State of Incorporation or Registration
Walker & Dunlop Multifamily, Inc.	Delaware

Walker & Dunlop, LLC	Delaware

W&D Interim Lender LLC	Delaware

W&D Interim Lender II LLC	Delaware

Walker & Dunlop Capital, LLC	Massachusetts

W&D Interim Lender III, Inc.	Delaware

W&D Interim Lender IV, LLC	Delaware

W&D Interim Lender V, Inc.	Delaware